OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

August 11, 2010

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for fiscal year ended December 31, 2009

Form 10-Q for the period ended March 31, 2010

Form 8-K filed on February 17, 2010

Schedule 14A filed on March 17, 2010

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended March 31, 2010, Form 8-K filed on February 17, 2010 and Schedule 14A filed on March 17, 2010, File No. 1-33100. The Company’s responses are based upon our conversation with the Staff on August 3, 2010 and are set forth below. For ease of reference, the Staff’s written comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates

Impairment of Assets, page 38

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

August 11, 2010

•

We have reviewed your response to prior comment 2 from our letter dated July 6, 2010. Given that approximately 20% of property, plant, and equipment consists of precious metals used in your production tooling, we continue to believe that you should expand your disclosures regarding precious metals. As previously requested, please address the following:

•	Please disclose the amount of precious metals recorded in property, plant, and equipment as of the end of each period;

•

In a similar manner to your response, please expand your disclosures to clearly state your consideration of these precious metals in your testing of the appropriate asset grouping for impairment. Specifically, it should be clear what consideration is given to these precious metals in determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these precious metals in your forecast of the expected future net cash flows in arriving at the estimated fair value of the related asset groupings. Please disclose what consideration you give to the precious metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of the metals;

•

In a similar manner to your response, please discuss what consideration you give to the current market price of these metals in your impairment assessment. Please disclose the extent to which current fair values are less than carrying values of precious metals, if applicable. Your disclosures could also explain that this difference does not impact the financial statements at this time but there could be a material charge related to precious metals in the event that there was a decrease in the expected cash flows associated with the asset groupings which include precious metals. This difference would only be recognized if the asset grouping as a whole had insufficient cash flows; and

•	In a similar manner to your response, please disclose the estimated length of time it takes to consume these metals.

Response:

After our conversation with the Staff on August 3, 2010 related to the Staff’s July 22, 2010 comment letter regarding the disclosure of precious metals used in production tooling in our Critical Accounting Estimates, we further analyzed our current disclosures. Our focus was on ensuring our disclosures of accounting estimates provide the reader of our financial statements an understanding of the material implications of the uncertainties associated with estimates used in assessing if an asset is impaired. We evaluated whether all important factors used in assessing if an asset is impaired that have a material impact on reported financial condition, operating performance, and comparability of such information over different reporting periods were appropriately considered and disclosed.

Mr. Rufus Decker

Accounting Branch Chief

August 11, 2010

As we indicated in our prior written correspondence and discussion with the Staff, the fair value of precious metals used in production tooling for the periods ending December 31, 2009, March 31, 2010 and June 30, 2010 significantly exceeded their carrying value. Based on further analysis, we concluded that it is highly unlikely that the carrying value of our current pool of metal will ever exceed its fair value. Therefore, in our judgment it is remote that changes in the value of precious metals used in our production tooling would create an event requiring impairment testing of asset groups that utilize precious metals in production tooling. We respectfully submit that based on this analysis, no additional disclosures are required. If precious metals market conditions were to change to the extent that the fair value of our precious metals is not expected to exceed its carrying value, we would expand disclosure in our critical accounting estimates, assuming that we concluded that this event could potentially have a material impact on our reported financial condition, operating performance, and comparability of information over different reporting periods.

To provide the reader better insight into the depletion of the precious metals used in our production tooling, we will add the following disclosure in the accounting policies footnote in our future filings (changes from our current disclosure are shown in bold):

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired. Precious metals used in our production tooling are included in property, plant and equipment and are depleted as they are consumed during the production process. Depletion is recorded in cost of sales on the Consolidated Statements of Earnings (Loss). The depletion of precious metals used in production tooling consumed during the production process occurs over an extended period of time and the amount of depletion recorded in cost of sales is not material.

* * * *

Mr. Rufus Decker

Accounting Branch Chief

August 11, 2010

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer

Mark W. Mayer
Vice President and Chief Accounting Officer